INVEST IN **REFLECT**

We've created a note-taking app designed to mirror the way you think



Reflect's Community Round
Fast, networked, note-taking.
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Thu, 15th September, 2022
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12:00 pm: met with Peri Langlois for Vercel cas
Discussed how we use Vercel / Electron to
6:00 pm: met with Leo for Dinner
General catch up about his new job
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reflect.app Miami Florida

Software | Technology | SeaS | Productivity

LEAD INVESTOR

Leo Sternlicht

It may be early days for Reflect, but here are a few reasons I'm excited to invest: * Polished Product: Reflect is already a remarkable product (UI/UX) and will continue to improve * Big TAM: Reflect's potential user base is extremely large * High optionality: Reflect as a general purpose thought tool has many paths to growth Alex is a formidable founder: he's both a talented technical product developer and capable leader. With Clearbit, he demonstrated his ability to execute on product development and recruit a talented team to scale the organization. I'm looking forward to participating in his second company

Invested $50,000 this round

Highlights

1. The Superhuman of note-taking apps
2. More than a thousand paying customers since the launch earlier this year

2. More than a thousand paying customers since the launch earlier this year

3. Founded by a serial entrepreneur whose last company is at $50m in ARR
4. Investors can receive dividends once the company is profitable

Our Team

Alex MacCaw CEO

Alex MacCaw is a serial founder & investor. He founded Clearbit (~$50M in revenue). He has invested in hundreds of startups. He has published books on company building and management.

Vojtech Rinik Co-founder

Vojtech Rinik has been a frontend software engineer for 15+ years. He was an early hire in FinTech startup Thinknum (raised $12.6M) where he lead frontend development for 5 years.



Ocavue Co-founder

Ocavue is a core-contributor of the open source editor Remirror.

Pitch

Reflect is a *note-taking tool* designed to mirror the way you think.

First, we're integrated into your existing tools. Quickly import calendar events to take meeting notes. Save snippets and links from around the web. Import in all of your Kindle highlights.

Next, we let you link your notes to each other. We call this *backlinking* and it's a way of associating key ideas, people, and companies together. Having these connections helps you quickly retrieve information in the future.

Lastly, we're gobsmackingly gorgeous. And fast. And we work offline. Your notes are secure because we're end-to-end encrypted. And did we mention we're on mobile? Our goal is to be always available but in the background, so you can focus on writing, thinking, and being creative.

Give us a whirl with a free trial.

Our growth

We have been working on Reflect since 2020 but publicly launched 5 months ago. We were Product Hunt's top product of the week with thousands of signups.

As of writing this we have **1,371 paying customers** and **$18,255 USD in monthly recurring revenue.**

We charge our customers $15 a month (or $156 a year) to use the product. We have a two week free trial.

Our financing

Our goal is to make a sustainable and profitable business. That's it. We *don't* want to raise traditional venture capital and additional A, B, C rounds.

Venture capital promotes growth at all costs. While that's great for some companies, in the note-taking space you tend to end up with bloated products, acquihires, and shuttered startups. We're just as sick as you of having to regularly switch tools all because they grew too fast and flamed out.

That's why we're building Reflect differently. We're bootstrapped up to this point, and we're not going to take on venture financing that forces us to abnormally grow.

Why are we crowdfunding? Two reasons:

First, we've built a strong community around Reflect. We want to get them more involved in the business so they can share in our success.

Second, we want to move faster. Proceeds from the fundraise will go to hiring more engineers so we can iterate faster on our **roadmap**.

Once profitable, we plan to pay investors a dividend. We have been greatly inspired by **ConvertKit's example in this regard**. See our FAQ for more details.

Our product

Every day Reflect creates a new note for you. We call this your 'daily note', and it's where the action happens. This is where you import meetings and write up your thoughts throughout the day.



Thu, 15th September, 2022
Daily notes
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Tasks
Map
Meetings
Journal
On my mind
Working on
Daily habits
Exercise
Meditation
SEPTEMBER 2022
Today
Fri, 16th September, 2022

Tasks contained across your notes are aggregated into one place – you can easily see what you're working on today, and what's upcoming.



Daily notes
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Your notes are connected together using 'backlinks', forming a graph of all of your knowledge. This doesn't just look pretty – it lets you recall information instantly.



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PINNED NOTES
Journal
The AI is coming
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Reflect: roadmap
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Reflect: top of funnel
Production

We are available online or offline, web or desktop, or through our iOS app.

September 2021
September 8th, 2021
Links
Reflect release
Features:
Fixes
TODO
Capture on the go
iOS app
Synced in real-time. Available offline.
Read it later
One-tap to save articles and websites

Reflect's reception

<u>See Twitter for unadulterated reviews</u> from our happy customers.

demetria r giles @drosewritings
Playing around with @reflectnotes. I'm back logging key thoughts, details and soundbites from episodes, books, meetings, articles, etc from the past week. So far, it's a knowledge worker's dream come true.
Chris @Mr_Chris_L
Absolutely loving @reflectnotes. The visualisation of the neural network is superb and seeing it develop makes me want to take daily notes. The back-linking makes associations effortless. Hats off to @maccaw and his team, it's exactly what I've been looking for
Jeremy McPeak @jwmcpeak
I just received an invite to @reflectnotes, and holy crap! It is well thought out, and I can see this being my note-taking platform going forward. Well done! I'm looking forward to seeing how the app progresses.
Fabrizio Rinaldi @linuz90
I'm keeping @reflectnotes open *all* the time, and I'm using both for simple journaling, and long form writing. It's rare to see a single app work so well for both.
Jonathan Simcoe @jdsimcoe
All righty. I have to give a massive shout-out to @maccaw for pioneering @reflectnotes. It has already matured to a point where it is a daily driver for me. The speed, focus, and attention to detail (especially perfect bits of structured data) is superb.
Sam Jenkins @samjenkins1987
@reflectnotes is probably the best new product I've used this year. Clearly made by a team that understand product. The little nuances, the simplicity and the automation of common daily workflows is life-changing. Well played @maccaw this is a sensational product
Sean Rose @seanrose
Really, really liking @reflectnotes so far. It's just the right amount of simple/fast for a personal note taking app and does most of the hard work of organizing in the background.
Ryan Delk @delk
Don't take it from me: @reflectnotes is magic.
Flour storm @adnan_wahab_
@maccaw holy shit reflect app design is so good my writing and introspective ability went up 10x since i got it. was using bear/notion before but the simplicity of reflect is beautiful.

Our story

Reflect was founded by three engineers: <u>Alex</u> MacCaw, Ocavue, and Vojtech Rinik.

Alex previously founded a very different business in the corporate data space, **<u>Clearbit</u>**, which has now grown to 200 employees and ~$50m in revenue. A few years ago Alex found another CEO to run Clearbit and decided to get back to his

roots: building software.

All three of us are extremely passionate about note-taking and building tools for thought. Ocavue has been working on a rich-text-editor for a few years now, and Vojtech has been building todo and time-keeping tools.

As you've probably noticed, we're trying to build Reflect in a different way than most tech companies. Bootstrapping, crowdfunding, and paying dividends. We want to be a shining example of a different kind of capitalism.

What's next

Check-out our product roadmap to see a full list of the things we're working on. Our focus is always guided by our values: speed, security, reliability, and minimalism.

Next we are working on releasing our Tasks feature, on an iPad app, an API, and more integrations.

We have a lively community on Discord and that is where a lot of the product development happens. We pride ourselves on responsible support and a quick feedback-development loop.

What makes a note-taking app 'good' is highly subjective. In some ways it's easier to describe what we *don't* want to become. We don't want to become bloated and slow. We don't want to add team features that take away from the single-player mode. And we don't want to add unnecessary features or growth hacks.

And, while our financing is more modest than our venture backed rivals, that doesn't mean our ambitions are small. We want to take networked note-taking mainstream, and build a sustainable business along the way! Remember what they said about the tortoise and the hare...

FAQ

How does this work?

1. Join Wefunder by clicking 'Sign Up' in the top right corner. While we are prioritizing our customers for this crowdfund, those who are not Reflect customers are welcome to make reservations as well.
2. Choose an amount you're comfortable with. You can commit any amount you'd like up to your legal max, from $100 USD.
3. Confirm reservation

What happens if the $1.2m maximum allotment is exceeded?

We can't exceed $1.235m (for regulatory reasons), so if we become oversubscribed, we may need to refund you some or all of your reservation amount. We will be prioritizing our customers first (with active customers prioritized with this group), and will accept investments from non-customers after this.

What is the minimum investment?

What is the minimum investment?

The minimum investment is $100 USD.

What's the maximum I am legally allowed to invest?

Everyone can invest up to $2,200, but some people can invest more. How much you're able to invest above that depends on your net income and net worth (due to SEC regulations).

You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: https://wefunder.com/settings

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for Reflect as an investor?

No. All you do is invest.

I'm outside the US - can I invest?

Yes - we can accept investments from international investors (with a few exceptions). See here for more details.

What are the terms of the investment?

The investment is on a SAFE with a $15 million post-money cap.

What will you do with the funds?

The majority of the funds will go towards software development. This should help us ship faster.

When will you be profitable and/or issue a dividend?

We can't commit to a timeline or guarantee dividends. That said at our current burn rate we need to 3x our revenue to break even. So far this year we have grown 2.4x from $7,554 MRR to $18,225 MRR.

Here's one scenario we could see playing out:

- Let's say we've grown revenue to $1M ARR. At the end of a year we declare a $300k profit.
- This $300k will be split pro-rata amongst the investors - excluding founders until we have returned the initial investment.
- Please bear in mind this is a totally hypothetical scenario and we cannot guarantee a return on this investment.

Will you send investor updates?

Yes, we'll send them out quarterly.

Can I sell my investment?

Maybe. The SEC allows Reg CF participants to sell their stake in the company after a one year lockup. Wefunder can potentially facilitate that transaction once you have an interested buyer.

When will my investment leave my account?

If you fund your Wefunder Cash account, your funds will move from your account immediately, similar to online shopping. You can also choose to wait to fund your reservation until after we've filed with the SEC, by selecting to pay via wire. Once we've filed with the SEC you'll be able to pay via bank account, wire transfer, credit card, or check.

Wefunder will email you to confirm your commitment once we file our Form C with the SEC (Securities and Exchange Commission) and close the campaign. Once you confirm, and after the campaign is closed, your money is permanently deposited into Reflect via Wefunder. This is irreversible and confirmed investments that have been deposited into Reflect cannot be refunded.